Exhibit 99.1

2026 CORPORATE CALENDAR

Maranello (Italy), 15 January 2026 - Ferrari N.V. (the “Company”) (NYSE/EXM: RACE) announced today the following corporate calendar for year 20261:

Earnings Releases

10 February 2026 - Group results for 4th quarter and full-year 2025
5 May 2026 - Group results for 1st quarter 2026
30 July 2026 - Group results for 2nd quarter 2026
3 November 2026 - Group results for 3rd quarter 2026

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate).

The Annual General Meeting for the approval of the Company’s 2025 financial statements is scheduled for 15 April 2026.

The 2026 corporate calendar is available on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate).

For further information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977